December 20, 2016

VIA EDGAR

John Ganley

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the
Preliminary Proxy Statement on Schedule 14A for 1290 Funds (File No. 811-22959)

Dear Mr. Ganley:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided on December 16, 2016, concerning the Trust’s preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2016, and the Trust’s responses thereto. The proxy statement was filed to seek shareholder approval (1) to elect the Board of Trustees of the Trust, and (2) to approve changes to the Trust’s fundamental investment restrictions with respect to diversification, issuing senior securities, borrowing money, underwriting, concentrating, investing in real estate, investing in commodities, and making loans. A revised version of the proxy statement, reflecting the Trust’s responses to your comments, has been included as an attachment hereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the proxy statement.

1. Comment: Generally with respect to Proposal 2 relating to the approval of changes to the Funds’ fundamental investment restrictions, if the Trust is currently aware of a new trading practice in which a Fund would have the ability to engage if a fundamental investment restriction, as proposed to be amended, is approved by shareholders, please describe that trading practice and risks associated with that trading practice.

Response: Except as discussed in response to Comment 2 below, the Trust is not currently aware of a new trading practice in which a Fund would have the ability to engage if a fundamental investment restriction, as proposed to be amended, is approved by shareholders. Furthermore, as discussed with the SEC staff in our telephone conference on December 16, 2016, the “Background” discussion, at pages 22-23 of the preliminary proxy statement, relating generally to each of Proposals 2.A. through 2.G. prominently discloses that “[t]he proposed amendments are not expected to have any material effect on the manner in which a Fund currently invests or operates” and discloses that “[a]ny material changes to the manner in which a Fund currently invests or operates in response to the amended investment restrictions would require consideration by the Board and disclosure in the Fund’s prospectus or SAI, as

John Ganley

December 20, 2016

appropriate.” Nonetheless, after considering the SEC staff’s comment, the Trust has revised the fourth and fifth paragraphs in the “Background” discussion, as follows:

The proposed amendments are not expected to have any material effect on the manner in which a Fund currently invests or operates or on the investment risks currently associated with a Fund.

While the proposed amendments are intended to provide the Adviser and the Sub-Advisers with greater flexibility in managing each Fund’s assets, each Fund would continue to be managed subject to the limitations imposed by the 1940 Act, as well as the investment objective, strategies and policies expressed in the Fund’s prospectus and statement of additional information (“SAI”). From time to time, the SEC and members of its staff, and others, issue formal or informal views on various provisions of the 1940 Act and the rules thereunder, including through no-action letters and exemptive orders. For flexibility, the proposed investment restrictions will be interpreted with regard to these interpretations or modifications, as they are given from time to time. Therefore, it is possible that the interpretation of a Fund’s investment restrictions could change in the future. To the extent that an amended investment restriction may provide a Fund with additional flexibility with respect to certain trading practices, and to the extent that a Fund uses such flexibility in the future, the Fund may become subject to a greater degree to the risks associated with such trading practices. Any material changes to the manner in which a Fund currently invests or operates or to the investment risks currently associated with a Fund in response to the amended investment restrictions would require consideration by the Board and disclosure in the Fund’s prospectus or SAI, as appropriate.

2. Comment: With respect to the proposed fundamental investment restriction relating to commodities (i.e., Proposal 2.F.), please disclose that the Investment Company Act of 1940 (the “1940 Act”) generally does not prohibit a fund from investing in commodities. In this regard, the SEC staff also notes, however, that other provisions, e.g., the Internal Revenue Code, may effectively limit a fund’s ability to so invest. Also, even if a Fund has no current intention of investing in physical commodities, because a Fund would have the ability to do so to the full extent permitted by the 1940 Act if the proposed fundamental investment restriction is approved by shareholders, please disclose risks associated with investing in physical commodities.

Response: The Trust has made the requested change by revising the “Discussion of Proposal 2.F.,” at pages 30-31 of the preliminary proxy statement, as follows:

The 1940 Act requires a fund to set forth a fundamental investment restriction indicating the extent to which the fund may engage in the purchase and sale of commodities. The 1940 Act generally does not prohibit a fund from investing in commodities or commodity-related instruments. A fund is, however, limited in the amount of illiquid assets it may purchase, and certain commodities, especially physical commodities, may be considered to be illiquid.

John Ganley

December 20, 2016

All of the Funds are currently subject to an investment restriction that generally prohibits the purchase or sale of physical commodities (for example, wheat, corn, cotton and rice). However, under their current investment restriction, all of the Funds have flexibility to engage in financial contracts and derivative instruments that, under the federal securities and commodities laws, may be considered to be commodities or commodities interests. Such investments are generally accepted under modern investment management and are regularly used by many mutual funds and institutional investors.

The proposed investment restriction, rather than generally prohibiting the purchase or sale of physical commodities, will state that each Fund may not purchase or sell physical commodities to the extent prohibited by the 1940 Act and other applicable laws and related interpretations (which would include, among other things, any changes to the rules and regulations administered by the Commodity Futures Trading Commission and the National Futures Association), as in effect from time to time. If current applicable law were to change, each Fund would be able to conform to any such new law without the Board or shareholders taking further action.

If a Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. Prices of commodities and commodity-related instruments may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships, weather, agriculture, fiscal and exchange control programs, disease, pestilence, and international economic, political, military and regulatory developments. In addition, the commodity markets may be subject to temporary distortions and other disruptions due to, among other factors, lack of liquidity, the participation of speculators, and government regulation and other actions.

To the extent that investments in commodities are considered illiquid, a Fund will be limited in the amount of illiquid assets it may purchase. The current SEC position generally limits a fund’s holdings of illiquid securities to 15% of net assets.

In addition, a Fund will not qualify as a regulated investment company (a “RIC”) under the Internal Revenue Code in any taxable year for which more than 10% of its gross income consists of certain “non-qualifying” income, which includes gains from selling physical commodities (or options or futures contracts thereon unless the gain is realized from certain hedging transactions). To remain within that limitation, a Fund may need to limit its purchases of commodity-related investments that generate non-qualifying income, hold such an investment to avoid realizing non-qualifying income, sell such an investment at a loss, or take other actions, such as sell other investments, when for investment reasons it would not otherwise do so. A Fund would not intend to sell commodity-related investments when doing so would cause it to fail to qualify as a RIC under the Internal Revenue Code.

John Ganley

December 20, 2016

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosures

cc:	Patricia Louie, Esq.

Michael Weiner, Esq.

Anthony Geron, Esq.

Kiesha Astwood-Smith, Esq.

AXA Equitable Funds Management Group LLC